ELLINGTON INCOME OPPORTUNITIES FUND
(the “Fund”)

Supplement dated October 13, 2026

to the Prospectus and Statement of Additional Information dated April 30, 2026, as previously supplemented

As of October 9, 2026, Ellington Global Asset Management LLC (“EGAM”) no longer sub-advises the Fund. Princeton Fund Advisors, LLC will continue advising the Fund throughout the remainder of the Fund’s previously announced liquidation. Furthermore, Laurence E. Penn, Vice-Chairman and Chief Operating Officer of EGAM, has resigned from the Fund’s Board of Trustees. The Fund appreciates EGAM’s service as sub-advisor and Mr. Penn’s many years of dutiful service to the Fund and the Fund’s shareholders.

Accordingly, all references to EGAM and Mr. Penn are deleted from the Prospectus and Statement of Additional Information in their entirety.

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Please retain this supplement for your reference.